

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 6, 2016

Lainie Goldstein
Chief Financial Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, New York 10012

Re: **Take-Two Interactive Software, Inc.**
        Form 10-K for the Fiscal Year Ended March 31, 2016
        Filed May 19, 2016
        File No. 001-34003

Dear Ms. Goldstein:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Kathleen Collins

                                                Kathleen Collins
                                                Accounting Branch Chief
                                                Office of Information Technologies
                                                and Services